Exhibit 12.2

United Agri Products, Inc.

Pro Forma Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended 2004	Twenty-Seven Weeks Ended August 29, 2004	Twelve Months Ended May 30, 2004
Fixed Charges as Defined:
Interest expense	$31,347	14,700	30,315
Interest component of lease rents	13,397	6,692	12,847

Total fixed charges (A)	$44,744	21,392	43,162

Earnings as Defined:
Pretax income (loss)	$78,685	85,759	75,098
Add fixed charges	44,744	21,392	43,162

Earnings and fixed charges (B)	$123,429	107,151	118,260

Ratio of earnings to fixed charges (B/A)	2.76x	5.01x	2.74x